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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

SOFTBRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83402A107

(CUSIP Number)

Joshua N. Korff, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022
(212)446-4943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83402A107

1.	Name of Reporting Person: ABRY Mezzanine Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 10-0000307

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 8,462,687 (See Item Number 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 8,462,687 (See Item Number 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,462,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1%

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 83402A107

1.	Name of Reporting Person: ABRY Mezzanine Investors, L.P.		I.R.S. Identification Nos. of above persons (entities only): 10-0000296

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 8,462,687 (See Item Number 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 8,462,687 (See Item Number 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,462,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1%

14.	Type of Reporting Person (See Instructions): PN

3

CUSIP No. 83402A107

1.	Name of Reporting Person: ABRY Mezzanine Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only): 10-0000278

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 8,462,687 (See Item Number 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 8,462,687 (See Item Number 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,462,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1%

14.	Type of Reporting Person (See Instructions): OO

4

CUSIP No. 83402A107

1.	Name of Reporting Person: Royce Yudkoff		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 8,462,687 (See Item Number 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 8,462,687 (See Item Number 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,462,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.1%

14.	Type of Reporting Person (See Instructions): IN

5

     Item 1. Security and Issuer.
     This statement (the “Statement”) on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of SoftBrands, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Meridian Crossings, Suite 8800, Minneapolis, MN 55423.
     Item 2. Identity and Background.
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):
1)	ABRY Mezzanine Partners, L.P., a Delaware limited partnership (“AMP”), by virtue of its direct beneficial ownership of the shares of Common Stock covered by this Statement;

2)	ABRY Mezzanine Investors, L.P., a Delaware limited partnership (“AMI”), by virtue of it being the general partner of AMP;

3)	ABRY Mezzanine Holdings, LLC, a Delaware limited liability company (“AMH”), by virtue of it being the general partner of AMI; and

4)	Royce Yudkoff, an individual resident of the State of Massachusetts (“Yudkoff”), by virtue of being the controlling member of AMH.
     AMP, AMI, AMH and Yudkoff are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” AMP, AMI and AMH are sometimes referred to herein collectively as the “ABRY Entities.”
     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.
     The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons and the other parties to the Purchase Agreement (as defined in Item 4) may also be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.
     Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of the ABRY Entities are set forth on Schedule A attached hereto, which is incorporated herein by reference.

     The principal business of AMP is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of AMI is to act as the general partner of AMP and the principal business of AMH is to act as the general partner of AMI. The business address of each of the Reporting Persons is c/o ABRY Partners, LLC, 111 Huntington Avenue, Boston, MA 02199.
     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     AMP acquired beneficial ownership of the securities that are the subject of this filing with working capital in the ordinary course of business.
     Item 4. Purpose of Transaction.
     On August 17, 2005, pursuant to the Series C Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), the Issuer completed the sale of 18,000 shares of its Series C Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and warrants (the “Warrants”) to purchase 1,200,000 shares of the Issuer’s Common Stock, for $18,000,000 million in a private placement to AMP and Capital Resource Partners V, L.P. (“CRP”). The net proceeds from the sale of the Preferred Stock and Warrants were used to repay indebtedness and for general working capital. The Purchase Agreement is set forth as Exhibit 2 hereto. The terms of the Preferred Stock are governed by the Series C Convertible Preferred Stock Certificate of Designations (the “Certificate of Designations”), set forth as Exhibit 3 hereto. The Warrants are governed by the terms and conditions substantially similar to those contained in the form of Warrant set forth as Exhibit 4 hereto. In connection with the purchase of the Preferred Stock and Warrants, the Issuer, AMP and CRP also amended and restated the Issuer’s Investors’ Rights Agreement. The amended and restated Investors Rights Agreement is set forth as Exhibit 5 hereto.
     AMP acquired 15,000 shares of Preferred Stock and a warrant to purchase 1,000,000 shares of Common Stock pursuant to the Purchase Agreement.
     Except as otherwise described in this Schedule 13D, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
     The following is a description of the material terms of the Preferred Stock and Warrants:
     Upon any liquidation, dissolution or winding up of the Issuer approved by the Board of Directors of the Issuer, each holder of Preferred Stock will be entitled to be paid in cash, before any distribution or payment is made on the Issuer’s Common Stock, an amount per share equal to the greater of:
     (x) the liquidation value of such share, as described below, plus accrued and unpaid dividends, and
     (y) the amount that the holder would be entitled to receive in connection with a liquidation event had such holder converted the Preferred Stock into shares of the Issuer’s Common Stock immediately prior to such liquidation event.
     The initial liquidation value per share of the Preferred Stock is $1,000. Dividends on the Preferred Stock will accrue daily on the sum of the then applicable liquidation value and the accrued dividends thereon at an annual rate of 6% per annum. Dividends are payable semi-annually in cash
     Each share of Preferred Stock is convertible at any time at the holder’s option into the number of shares of the Issuer’s Common Stock computed by multiplying the number of shares of Preferred Stock to be converted by the liquidation value, divided by the conversion price. The conversion price for the Preferred Stock initially will be $2.01, subject to certain anti-dilution adjustments described in the Certificate of Designations.
     The Issuer may redeem the shares of Preferred Stock upon satisfaction of certain conditions set forth in the Certificate of Designations. A holder of Preferred Stock may elect to convert any Preferred Stock to be redeemed by the Issuer into Common Stock in lieu of such redemption.
     The Preferred Stock entitles the holders thereof initially to one board seat so long as AMP and CRP continue to hold not less than 20% of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock. At any time when the holders of the Preferred Stock have the right to appoint a member to the Board of Directors of the Issuer, but have not appointed any such member, such holders may have a representative attend meetings of the Board of Directors. The holders of the Preferred Stock are entitled to vote on all matters submitted to the vote of the Issuer’s stockholders, voting as a single class with the common stockholders on an as-converted basis. In addition, the Issuer may not take certain actions without the affirmative vote of the holders of not less than 50% of the Preferred Stock then outstanding.

     From and after the earlier of (i) the 7th anniversary of the date of the Purchase Agreement and (ii) the breach of certain representations and/or warranties, the holders of a majority of the Preferred Stock have the right to cause the Issuer to retain an investment banker to identify and advise the Issuer regarding opportunities for a Company Sale (as defined in the Purchase Agreement). However, the ability of the holders of a majority of the Preferred Stock to cause the Issuer to retain an investment banker, and the Issuer’s obligation to consummate a Company Sale, is subject to certain conditions set forth in the Purchase Agreement.
     The initial exercise price of the Warrants is $2.11 per share. The Warrants are subject to anti-dilution and other adjustments that mirror those applicable to the Preferred Stock. The Warrants are immediately exercisable and expire 10 years after issuance. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Warrants and the Purchase Agreement.
     The foregoing description of the Preferred Stock and Warrants is qualified in its entirety by reference to the full text of the Certificate of Designations, Purchase Agreement and Warrants.
     AMP and CRP are party to an Amended and Restated Investor Rights Agreement with the Issuer, pursuant to which the Issuer granted registration rights to those stockholders. Under the agreement, each of the (i) holders of a majority of shares held by AMP or any of its affiliates and (ii) holders of a majority of shares held by CRP may require the Issuer, subject to certain restrictions, to effect the registration of their shares from time to time. In addition, subject to certain exceptions the stockholders party to the agreement have “piggyback” registration rights to include their shares in any registration statement the Issuer files on its behalf or on behalf of other stockholders. The foregoing description of the Amended and Restated Investor Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Investor Rights Agreement.
     Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, AMP owns 15,000 shares of Preferred Stock and warrants to purchase 1,000,000 shares of Common Stock. Assuming conversion of all of the shares of Preferred Stock and exercise of all Warrants acquired pursuant to the Purchase Agreement, the Reporting Persons may be deemed to indirectly beneficially own an aggregate of 8,462,687 shares of Common Stock, or approximately 21.1% of the Common Stock outstanding.
     (b) By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d) Except as stated within Item 2 and Item 4 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.
     (e) Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, other as discussed in Item 4, and as may be in effect from time to time under the Issuer’s Amended and Restated Rights Plan.
     The foregoing paragraph is qualified in its entirety by reference to the Purchase Agreement, the Amended and Restated Investors’ Rights Agreement and the Amended and Restated Rights Plan, the terms of which are incorporated herein by reference to Exhibits 2, 5 and 6 hereto.
     Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Series C Convertible Preferred Stock and Warrant Purchase Agreement dated as of August 17, 2005, by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P., and Capital Resource Partners V, L.P.
Exhibit 3	Certificate of Designations of the Series C Convertible Preferred Stock.
Exhibit 4	Form of Warrant to purchase Common Stock of SoftBrands, Inc.
Exhibit 5	Amended and Restated Investors’ Rights Agreement dated as of August 17, 2005, by and among SoftBrands, Inc., ABRY Mezzanine Partners, L.P. and Capital Resource Partners V, L.P.
Exhibit 6	Amended and Restated Rights Plan, dated as of August 17, 2005, by and between Soft Brands Inc. and Wells Fargo Bank Minnesota, National Association.
     The following table sets forth the name, address and principal occupation of the executive officer, director and principal equityholder of ABRY Mezzanine Holdings, LLC. Such person is a citizen of the United States.

Director and Officer of ABRY Mezzanine Holdings, LLC

Name, Principal Occupation, Citizenship (United States, unless otherwise indicated)	Business Address

Royce Yudkoff, Sole Member and Director	c/o ABRY Partners, LLC 111 Huntington Avenue, 30th Floor Boston, MA 02199

Peni Garber, Vice President	c/o ABRY Partners, LLC 111 Huntington Avenue, 30th Floor Boston, MA 02199

John Hunt, Vice President	c/o ABRY Partners, LLC 111 Huntington Avenue, 30th Floor Boston, MA 02199

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ABRY MEZZANINE PARTNERS, L.P.
By:	ABRY MEZZANINE INVESTORS, L.P.,
Its:	General Partner

By:	ABRY MEZZANINE HOLDINGS, LLC,
Its:	General Partner

By:	/s/ John Hunt
	Name:	John Hunt
	Title:	Authorized Signatory

ABRY MEZZANINE INVESTORS, L.P.
By:	ABRY Mezzanine Holdings, LLC,
Its:	General Partner

By:	/s/ John Hunt
	Name:	John Hunt
	Title:	Authorized Signatory

ABRY MEZZANINE HOLDINGS, LLC.
By:	John Hunt
Its:	Authorized Signatory

By:	/s/ John Hunt
	Name:	John Hunt
	Title:	Authorized Signatory

/s/ Royce Yudkoff
Royce Yudkoff